March 3, 2008
VIA EDGAR

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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Kathleen Krebs, Special Counsel

Re:	Leap Wireless International, Inc. Definitive Proxy Statement
Dear Ms. Krebs:
     This letter is filed on behalf of Leap Wireless International, Inc. (the “Company”) pursuant to your request during our telephone conversation on February 5, 2008.
     We hereby confirm that the Company understands the need, to the extent it benchmarks its named executive officer compensation to survey data, to identify in future filings the names of all companies whose pay practices are surveyed and included in statistical summaries of compensation information reviewed by the Company’s board of directors or the compensation committee thereof in determining named executive officer compensation. We understand the term “benchmarking” to refer to determining named executive officer compensation solely by referring to a specific target percentile of the compensation of executives with similar positions, as set forth in such statistical compensation summaries, without consideration of other factors. The Company does not believe that it uses benchmarking in setting its named executive officer compensation levels. The compensation committee considers not only statistical summaries of compensation information for comparable companies in making its executive compensation decisions, but also other factors, including individual performance, internal pay equity and corporate performance for the relevant period. In addition, the surveys historically reviewed by the compensation committee do not provide the particular names of those comparable companies whose pay practices are surveyed with respect to any particular position being reviewed and the compensation committee does not have access to the identities of such companies.
     Please do not hesitate to contact me by telephone at (858) 523-5482 or by fax at (858) 523-5450 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Holly M. Bauer
Holly M. Bauer
of LATHAM & WATKINS LLP

cc:	Robert Irving, Leap Wireless International, Inc. Kristopher Hanson, Leap Wireless International, Inc. Barry Clarkson, Latham & Watkins LLP